UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

IHS Holding Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G4701H109*
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☐          Rule 13d-1(c)

☒          Rule 13d-1(d)

* This number represents the CUSIP International Numbering System (CINS) number of the securities with respect to which this Schedule is filed.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4701H109	13G

1	NAMES OF REPORTING PERSONS
MTN Group Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
85,176,719(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
85,176,719(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,176,719(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)  Represents 85,176,719 Ordinary Shares held by the Reporting Persons as of December 31, 2021. Pursuant to the agreement dated October 13, 2021 (the “Wendel Agreement”) among Mobile Telephone Networks (Netherlands) B.V., Africa Telecom Towers S.C.S. (“ATT”) and Oranje-Nassau Developpement S.C.A., FIAR (“OND”), Mobile Telephone Networks (Netherlands) B.V. has agreed to purchase Ordinary Shares from ATT and OND, if and to the extent it exercises its rights to sell Additional MTN Non-Voting Shares in priority to other Locked-up Shareholders in the first sale period defined under the Shareholders Agreement (each such term as defined in the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021), in an amount to be calculated based on the number of such shares sold. The maximum number of such shares that Mobile Telephone Networks (Netherlands) B.V. may be required to purchase under the Wendel Agreement is approximately 4.2 million.

(2) Based on 328,053,089 Ordinary Shares of the Issuer that were outstanding as of October 13, 2021 according to the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021.

CUSIP No. G4701H109	13G

1	NAMES OF REPORTING PERSONS
Mobile Telephone Networks Holdings Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
85,176,719(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
85,176,719(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,176,719(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)  Represents 85,176,719 Ordinary Shares held by the Reporting Persons as of December 31, 2021. Pursuant to the agreement dated October 13, 2021 (the “Wendel Agreement”) among Mobile Telephone Networks (Netherlands) B.V., Africa Telecom Towers S.C.S. (“ATT”) and Oranje-Nassau Developpement S.C.A., FIAR (“OND”), Mobile Telephone Networks (Netherlands) B.V. has agreed to purchase Ordinary Shares from ATT and OND, if and to the extent it exercises its rights to sell Additional MTN Non-Voting Shares in priority to other Locked-up Shareholders in the first sale period defined under the Shareholders Agreement (each such term as defined in the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021), in an amount to be calculated based on the number of such shares sold. The maximum number of such shares that Mobile Telephone Networks (Netherlands) B.V. may be required to purchase under the Wendel Agreement is approximately 4.2 million.

(2) Based on 328,053,089 Ordinary Shares of the Issuer that were outstanding as of October 13, 2021 according to the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021.

CUSIP No. G4701H109	13G

1	NAMES OF REPORTING PERSONS
MTN International (Pty) Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
85,176,719(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
85,176,719(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,176,719(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)  Represents 85,176,719 Ordinary Shares held by the Reporting Persons as of December 31, 2021. Pursuant to the agreement dated October 13, 2021 (the “Wendel Agreement”) among Mobile Telephone Networks (Netherlands) B.V., Africa Telecom Towers S.C.S. (“ATT”) and Oranje-Nassau Developpement S.C.A., FIAR (“OND”), Mobile Telephone Networks (Netherlands) B.V. has agreed to purchase Ordinary Shares from ATT and OND, if and to the extent it exercises its rights to sell Additional MTN Non-Voting Shares in priority to other Locked-up Shareholders in the first sale period defined under the Shareholders Agreement (each such term as defined in the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021), in an amount to be calculated based on the number of such shares sold. The maximum number of such shares that Mobile Telephone Networks (Netherlands) B.V. may be required to purchase under the Wendel Agreement is approximately 4.2 million.

(2) Based on 328,053,089 Ordinary Shares of the Issuer that were outstanding as of October 13, 2021 according to the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021.

CUSIP No. G4701H109	13G

1	NAMES OF REPORTING PERSONS
MTN International (Mauritius) Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
85,176,719(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
85,176,719(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,176,719(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)  Represents 85,176,719 Ordinary Shares held by the Reporting Persons as of December 31, 2021. Pursuant to the agreement dated October 13, 2021 (the “Wendel Agreement”) among Mobile Telephone Networks (Netherlands) B.V., Africa Telecom Towers S.C.S. (“ATT”) and Oranje-Nassau Developpement S.C.A., FIAR (“OND”), Mobile Telephone Networks (Netherlands) B.V. has agreed to purchase Ordinary Shares from ATT and OND, if and to the extent it exercises its rights to sell Additional MTN Non-Voting Shares in priority to other Locked-up Shareholders in the first sale period defined under the Shareholders Agreement (each such term as defined in the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021), in an amount to be calculated based on the number of such shares sold. The maximum number of such shares that Mobile Telephone Networks (Netherlands) B.V. may be required to purchase under the Wendel Agreement is approximately 4.2 million.

(2) Based on 328,053,089 Ordinary Shares of the Issuer that were outstanding as of October 13, 2021 according to the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021.

CUSIP No. G4701H109	13G

1	NAMES OF REPORTING PERSONS
MTN (Dubai) Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
85,176,719(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
85,176,719(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,176,719(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)  Represents 85,176,719 Ordinary Shares held by the Reporting Persons as of December 31, 2021. Pursuant to the agreement dated October 13, 2021 (the “Wendel Agreement”) among Mobile Telephone Networks (Netherlands) B.V., Africa Telecom Towers S.C.S. (“ATT”) and Oranje-Nassau Developpement S.C.A., FIAR (“OND”), Mobile Telephone Networks (Netherlands) B.V. has agreed to purchase Ordinary Shares from ATT and OND, if and to the extent it exercises its rights to sell Additional MTN Non-Voting Shares in priority to other Locked-up Shareholders in the first sale period defined under the Shareholders Agreement (each such term as defined in the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021), in an amount to be calculated based on the number of such shares sold. The maximum number of such shares that Mobile Telephone Networks (Netherlands) B.V. may be required to purchase under the Wendel Agreement is approximately 4.2 million.

(2) Based on 328,053,089 Ordinary Shares of the Issuer that were outstanding as of October 13, 2021 according to the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021.

CUSIP No. G4701H109	13G

1	NAMES OF REPORTING PERSONS
Mobile Telephone Networks (Netherlands) Coöperatieve U.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
85,176,719(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
85,176,719(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,176,719(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)  Represents 85,176,719 Ordinary Shares held by the Reporting Persons as of December 31, 2021. Pursuant to the agreement dated October 13, 2021 (the “Wendel Agreement”) among Mobile Telephone Networks (Netherlands) B.V., Africa Telecom Towers S.C.S. (“ATT”) and Oranje-Nassau Developpement S.C.A., FIAR (“OND”), Mobile Telephone Networks (Netherlands) B.V. has agreed to purchase Ordinary Shares from ATT and OND, if and to the extent it exercises its rights to sell Additional MTN Non-Voting Shares in priority to other Locked-up Shareholders in the first sale period defined under the Shareholders Agreement (each such term as defined in the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021), in an amount to be calculated based on the number of such shares sold. The maximum number of such shares that Mobile Telephone Networks (Netherlands) B.V. may be required to purchase under the Wendel Agreement is approximately 4.2 million.

(2) Based on 328,053,089 Ordinary Shares of the Issuer that were outstanding as of October 13, 2021 according to the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021.

CUSIP No. G4701H109	13G

1	NAMES OF REPORTING PERSONS
Mobile Telephone Networks (Netherlands) B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
85,176,719(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
85,176,719(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,176,719(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Represents 85,176,719 Ordinary Shares held by the Reporting Persons as of December 31, 2021. Pursuant to the agreement dated October 13, 2021 (the “Wendel Agreement”) among Mobile Telephone Networks (Netherlands) B.V., Africa Telecom Towers S.C.S. (“ATT”) and Oranje-Nassau Developpement S.C.A., FIAR (“OND”), Mobile Telephone Networks (Netherlands) B.V. has agreed to purchase Ordinary Shares from ATT and OND, if and to the extent it exercises its rights to sell Additional MTN Non-Voting Shares in priority to other Locked-up Shareholders in the first sale period defined under the Shareholders Agreement (each such term as defined in the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021), in an amount to be calculated based on the number of such shares sold. The maximum number of such shares that Mobile Telephone Networks (Netherlands) B.V. may be required to purchase under the Wendel Agreement is approximately 4.2 million.

(2) Based on 328,053,089 Ordinary Shares of the Issuer that were outstanding as of October 13, 2021 according to the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021.

Item 1.

(a)          Name of Issuer:

IHS Holding Limited

(b)          Address of Issuer’s Principal Executive Offices:

1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom

Item 2.

(a)          Name of Person Filing:

MTN Group Limited

Mobile Telephone Networks Holdings Limited

MTN International (Pty) Limited

MTN International (Mauritius) Limited

MTN (Dubai) Limited

Mobile Telephone Networks (Netherlands) Coöperatieve U.A.

Mobile Telephone Networks (Netherlands) B.V.

(b)          Address of Principal Business Office or, if none, Residence:

MTN Group Limited, Mobile Telephone Networks Holdings Limited and MTN International (Pty) Limited – 216 14th Avenue, Fairland, Johannesburg, South Africa, 2195

MTN International (Mauritius) Limited – c/o Rogers Capital Corporate Services Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius

MTN (Dubai) Limited – Unit OT 08-30, OT 08-31 , OT 08-32 , OT 08-33 , OT 08-34 , OT 08-35, Level 8, Central Park Offices, Dubai International Financial Centre, P O Box 506735, Dubai, United Arab Emirates

Mobile Telephone Networks (Netherlands) Coöperatieve U.A. and Mobile Telephone Networks (Netherlands) B.V. – Westerdoksdijk 423, 1013 BX Amsterdam, The Netherlands

(c)          Citizenship:

MTN Group Limited, Mobile Telephone Networks Holdings Limited and MTN International (Pty) Limited – South Africa

MTN International (Mauritius) Limited – Mauritius

MTN (Dubai) Limited – United Arab Emirates

Mobile Telephone Networks (Netherlands) Coöperatieve U.A. and Mobile Telephone Networks (Netherlands) B.V. – The Netherlands

(d)          Title of Class of Securities:

Ordinary Shares

(e)          CUSIP No.:

G4701H109

This number represents the CUSIP International Numbering System (CINS) number of the securities with respect to which this Schedule is filed.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b), or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with §§240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.3d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d–1(c), check this box. ☐

Item 4.	Ownership

Please see Items 5 – 9 and 11 on each cover sheet for each Reporting Person.

In addition, Mobile Telephone Networks (Netherlands) B.V. (“MTN”) is a party to that certain Shareholders’ Agreement, dated as of October 13, 2021, by and among the Issuer, MTN, Africa Telecom Towers S.C.S. (“ATT”) and Oranje-Nassau Developpement S.C.A., FIAR (“OND” and, together with ATT, “Wendel”) and the other shareholders named therein (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides, among other things, that (a) the board of directors of the Issuer shall include a designee of certain shareholders beneficially owning 10% of the shares, (b) each Locked-up Shareholder will be restricted from selling Subject Shares (each such term as defined in the Shareholders’ Agreement) for a period of up to 30 months, subject to the sell-down arrangements contained in the Shareholders’ Agreement whereby Locked-up Shareholders may coordinate sales in four equal tranches occurring every six months beginning six months following the date of the Issuer’s final prospectus (Registration no. 333-259593) filed pursuant to Rule 424(b)(4) on October 13, 2021 (the “Issuer’s Form 424B”) and (c) each Locked-up Shareholder may sell Subject Shares at any time following the date that is six months following the date of the Issuer’s Form 424B in one or more private transactions exempt from the requirements of the Act (other than Rule 144 thereunder).

MTN and Wendel have separately agreed that, to the extent MTN elects to sell all or a portion of its Additional MTN Non-Voting Shares in priority to the other Locked-up Shareholders in accordance with the Shareholders’ Agreement in one or more Registered Offerings in the First Sale Period, Wendel and any of its Permitted Shareholder Transferees will be entitled to sell to MTN a number of its Subject Shares corresponding to its and their pro rata share of the MTN priority.

Because of the foregoing, the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with Wendel and certain of its affiliates. The Reporting Persons are not entitled to any rights as a shareholder of the Issuer with respect to the ordinary shares owned by Wendel or other investors except as expressly set forth in the Shareholders’ Agreement and the Reporting Persons do not have dispositive power over the ordinary shares owned by Wendel and its affiliates.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my/our knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

MTN Group Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

Mobile Telephone Networks Holdings Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

MTN International (Pty) Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

MTN International (Mauritius) Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

MTN (Dubai) Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

Mobile Telephone Networks (Netherlands) Coöperatieve U.A.

By:	/s/ Kholekile Ndamase
	Name:	MTN (Dubai) Limited, represented by Kholekile Ndamase
	Title:	Director A

Mobile Telephone Networks (Netherlands) Coöperatieve U.A.

By:	/s/ Justin Verbond
	Name:	ACT Management Services B.V., represented by Justin Verbond
	Title:	Director B

Mobile Telephone Networks (Netherlands) Coöperatieve U.A.

By:	/s/ Diederik Schaminee
	Name:	ACT Management Services B.V., represented by Diederik Schaminee
	Title:	Director B

Mobile Telephone Networks (Netherlands) B.V.

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Director A

Mobile Telephone Networks (Netherlands) B.V.

By:	/s/ Justin Verbond
	Name:	Justin Verbond
	Title:	Director B

EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, the following identifies the subsidiary which acquired the securities being reported on by MTN Group Limited, Mobile Telephone Networks Holdings Limited, MTN International (Pty) Limited, MTN International (Mauritius) Limited, MTN (Dubai) Limited and Mobile Telephone Networks (Netherlands) Coöperatieve U.A.:

Mobile Telephone Networks (Netherlands) B.V.

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that she, he or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2022

MTN Group Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

Mobile Telephone Networks Holdings Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

MTN International (Pty) Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

MTN International (Mauritius) Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

MTN (Dubai) Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

Mobile Telephone Networks (Netherlands) Coöperatieve U.A.

By:	/s/ Kholekile Ndamase
	Name:	MTN (Dubai) Limited, represented by Kholekile Ndamase
	Title:	Director A

Mobile Telephone Networks (Netherlands) Coöperatieve U.A.

By:	/s/ Justin Verbond
	Name:	ACT Management Services B.V., represented by Justin Verbond
	Title:	Director B

Mobile Telephone Networks (Netherlands) Coöperatieve U.A.

By:	/s/ Diederik Schaminee
	Name:	ACT Management Services B.V., represented by Diederik Schaminee
	Title:	Director B

Mobile Telephone Networks (Netherlands) B.V.

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Director A

Mobile Telephone Networks (Netherlands) B.V.

By:	/s/ Justin Verbond
	Name:	Justin Verbond
	Title:	Director B